EXHIBIT 99.1

Yamana Gold Inc. Announces Cash Tender Offers for Certain Outstanding Notes

TORONTO, July 05, 2019 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX: YRI; NYSE: AUY) (“Yamana” or “the Company”) today announced that it has commenced cash tender offers (the “Tender Offers”) for up to $551,000,000 aggregate principal amount (the “Private Notes Cap”) of its 4.36% Senior Notes due 2020 (Series B) (the “2020 Notes”), its 4.76% Senior Notes due 2022 (Series C) (the “2022 Notes”), its 4.91% Senior Notes due 2024 (Series D) (the “Private 2024 Notes” and together with the 2020 Notes and the 2022 Notes, the “Fixed Price Notes”), its 4.78% Senior Notes due 2023 (Series B) (the “2023 Notes” and together with the Fixed Price Notes, the “Private Notes”), its 4.95% Senior Notes due 2024 (the “Public 2024 Notes”), and its 4.625% Senior Notes due 2027 (the “2027 Notes” and together with the Public 2024 Notes, the “Public Notes”). The Public Notes and the 2023 Notes are collectively referred to as the “Fixed Spread Notes”; the Private Notes and the Public Notes are collectively referred to as the “Notes”. Notwithstanding that Yamana is offering to purchase up to $551,000,000 aggregate principal amount of Private Notes, the aggregate principal amount of Public Notes that it is offering to purchase is limited to $415,000,000 minus the total aggregate principal amount of Private Notes tendered hereunder and accepted for purchase by Yamana (the “Public Notes Cap”). As a result, if $415,000,000 aggregate principal amount or more of Private Notes are tendered in the Tender Offers, Yamana will not accept any tenders of Public Notes. In addition, the principal amount of each series of Public Notes that is purchased in the Tender Offers will be determined in accordance with the acceptance priority level (in numerical priority order) (the “Acceptance Priority Level”) specified on the cover page of the Offer to Purchase, dated July 5, 2019 (the “Offer to Purchase”). The Tender Offers are open to all registered holders (individually, a “Holder” and, collectively, the “Holders”) of the Notes. The purpose of the Tender Offers is to reduce Yamana’s outstanding indebtedness.

Public Notes that are validly tendered and not validly withdrawn at or prior to 5:00 p.m., New York City time, on July 18, 2019 (the “Early Tender Date”) will be eligible to receive the applicable Total Public Notes Consideration (as defined in the Offer to Purchase), which includes the Early Tender Payment (as defined in the Offer to Purchase). There is no Early Tender Payment in respect of the Private Notes. The applicable consideration for the Fixed Price Notes will be the fixed amounts set forth in the table below. With regard to the Fixed Spread Notes, the applicable consideration payable with respect to the Fixed Spread Notes issued by Yamana will be an amount based on the yield to maturity of the U.S. Treasury reference securities specified in the table below (the “UST Reference Security”), as determined at 2:00 p.m., New York City time, on August 5, 2019 (unless otherwise extended as described in the Offer to Purchase), plus a fixed spread, calculated in accordance with the Offer to Purchase.

Private Notes validly tendered at or prior to 5:00 p.m., New York City time, on August 7, 2019 (the “Expiration Date”) will be eligible to receive the applicable tender offer consideration specified in the table below. Public Notes validly tendered after the Early Tender Date but at or prior to the Expiration Date will be eligible to receive the applicable tender offer consideration, namely the applicable Total Public Notes Consideration minus the applicable Early Tender Payment specified in the table below.

In addition to the applicable consideration, Holders of Notes accepted for purchase will receive accrued and unpaid interest on those Notes from the last interest payment date with respect to those Notes to, but not including, the Settlement Date (as defined in the Offer to Purchase) and which will be August 12, 2019, unless, in respect of the Public Notes, the Tender Offers are extended.

Certain details regarding the Tender Offers are set forth in the table below:

Title of Notes	CUSIP / PPN Number	Principal Amount Outstanding	Acceptance Priority Level	UST Reference Security	Bloomberg Reference Page	Fixed Spread (bps)	Early Tender Payment(1)	Consideration for Fixed Price Notes(2)
4.36% Senior Notes due 2020 (Series B)	98462YB@8	$84,068,768.10	1	N/A	N/A	N/A	N/A	$1,012.50
4.76% Senior Notes due 2022 (Series C)	98462YB#6	$192,178,212.31	1	N/A	N/A	N/A	N/A	$1,012.50
4.91% Senior Notes due 2024 (Series D)	98462YC*9	$135,693,052.48	1	N/A	N/A	N/A	N/A	$1,012.50
4.78% Senior Notes due 2023 (Series B) (3)	98462YC#5	$261,054,091.58	1	1.75% UST due June 30, 2024	FIT1	130	N/A	N/A
4.95% Senior Notes due 2024	98462YAB6 98462YAA8 C98883AA6	$500,000,000.00	2	1.75% UST due June 30, 2024	FIT1	130	$30	N/A
4.625% Senior Notes due 2027	98462YAD2	$300,000,000.00	3	2.375% UST due May 15, 2029	FIT1	185	$30	N/A
  Per $1,000 principal amount of Public Notes tendered and accepted for purchase at or prior to the Early Tender Date and accepted for purchase.

  Per $1,000 principal amount of Fixed Price Notes.

  The consideration payable for the 4.78% Senior Notes due 2023 (Series B) shall be no less than $1,000 per $1,000 principal amount of such Notes.

Holders who tender their Public Notes at or prior to 5:00 p.m., New York City time, on July 18, 2019 (such date and time, as it may be extended, the “Withdrawal Deadline”) may withdraw such tendered Public Notes at any time at or prior to the Withdrawal Deadline. Following the Withdrawal Deadline, Holders who have tendered their Public Notes (whether before, on or after the Withdrawal Deadline) may not withdraw such Public Notes unless Yamana is required to extend withdrawal rights under applicable law. There are no withdrawal rights in respect of the Private Notes. The tendered Public Notes will be purchased based on the Acceptance Priority Levels applicable to the relevant series, the Public Notes Cap, and may be subject to proration, in each case as described in the Offer to Purchase. Yamana reserves the right, but is not obligated, to change the Public Notes Cap without extending withdrawal rights (if applicable), subject to compliance with applicable law.

Yamana expressly reserves the right, in its sole discretion, subject to applicable law, to terminate the Tender Offers for the Public Notes at any time prior to the Expiration Date. The Tender Offers are not conditioned on any minimum principal amount of Notes being tendered but the Tender Offers for the Public Notes are subject to certain conditions as described in the Offer to Purchase.

Yamana has retained RBC Capital Markets, LLC and BofA Merrill Lynch to act as Dealer Managers for the Tender Offers. D.F. King & Co., Inc. has been retained to act as the Public Notes Information Agent for the Tender Offers. AST Trust Company (Canada) has been retained to act as the Private Notes Depositary for the Tender Offers in respect of the Private Notes. For additional information regarding the terms of the Tender Offers, please contact the Dealer Managers at RBC Capital Markets, LLC at (877) 381-2099 (toll-free) or (212) 618-7843 (collect) or at BofA Merrill Lynch at (888) 292-0070 (toll-free) or (980) 387-3907 (collect). Requests for documents and questions regarding the tendering of Public Notes may be directed to D.F. King & Co., Inc. either by email at yamana@dfking.com, or by phone (212) 269-5550 (for banks and brokers only) or (866) 521-4487 (for all others toll free). Questions regarding the tendering of Private Notes may be directed to AST Trust Company (Canada) by phone (416) 682-3860 or 1-800-387-0825 (toll free).

This press release does not constitute an offer to sell or purchase, or a solicitation of an offer to sell or purchase, or the solicitation of tenders with respect to, the Notes. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Tender Offers are being made solely pursuant to the Offer to Purchase and the related Letter of Transmittal made available to Holders of the Notes. None of Yamana, the Dealer Managers, the Public Notes Information Agent, the Private Notes Depositary or the trustee or securities administrator with respect to the Notes, or any of their respective affiliates, is making any recommendation as to whether or not Holders should tender or refrain from tendering all or any portion of their Notes in response to the Tender Offers. Holders are urged to evaluate carefully all information in the Offer to Purchase and the related Letter of Transmittal, consult their own investment and tax advisers and make their own decisions whether to tender Notes in either Tender Offer, and, if so, the principal amount of Notes to tender.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases and optimization initiatives, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com

(All amounts are expressed in United States dollars unless otherwise indicated.)

CAUTIONARY   NOTE   REGARDING   FORWARD-LOOKING   STATEMENTS: This news release contains or incorporates by reference “forward‐looking statements” and  “forward‐looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act  of 1995. Forward‐looking information includes, but is not limited to information with respect to the consummation of the Tender Offers, the reduction of the Company’s outstanding debt, the Company's strategy, plans or future financial or operating performance. Forward‐looking statements are characterized by words such as "plan," "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate"  and  other  similar words,  or  statements  that  certain events  or  conditions  "may"  or  "will"  occur.  Forward‐looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward‐looking statements. These factors include the Company's expectations in connection with plans to continue to build on the Company’s existing base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas; the Company’s expectations in connection with the Tender Offers and its related reduction of its outstanding debt; as well as  those  risk factors  discussed  or  referred  to  herein and in  the Company's Annual Information Form filed with  the  securities  regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40‐F filed with the United States Securities and Exchange Commission. Although  the Company has attempted  to identify important factors  that could cause actual actions, events or  results  to differ materially from those described in forward‐looking statements, including market conditions, share price and best use of available cash, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward‐looking statements. The forward‐looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected plans and objectives in connection with the Tender Offers and may not be appropriate for other purposes.